Annual Report

Exhibit A to the Form C-AR

June 25, 2018

CHRGR

873 Broadway, Suite 305
New York, NY 1003

www.chrgr.co
646-249-6987



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

CHRGR, Inc. ("CHRGR" "the company," "we," or "us") was formed on April 18, 2006 but did not begin operations until March 10, 2015. The company is authorized to issue 1,000,000 shares of Common Stock with all rights and privileges determined in the company's Bylaws.

The company distributes brand-sponsored, card-sized phone chargers through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android. It is yours to keep, to recharge and reuse again.

The company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at www.chrgr.com.

The company currently has 6 employees.

THE TEAM

John Mullin and Lucas Hearl are the co-founders of CHRGR. Mullin is the majority shareholder of the company.

Officers, directors and key employees

This table shows the officers and directors on our team:

Name	Position	Term of Office (if indefinite, give date appointed)	Previous Employment within the last three years
John Mullin	CEO / co-founder	3/15/16	CHRGR; CEO 03/15-Present
Lucas Hearl	CCO / co-founder	3/15/16	Google; Freelance Creative Designer 06/16-Present
David Chapman	EVP	3/15/16	Instacart; Logistics 02/15-03/16
Adam Goldman	Sales Manager	01/22/18	Gooten, Human Application; CRO 04/15-05/17
Julie Renwick	Project Manager	07/01/17	J. Walter Thompson; Executive Producer 03/15-11/15
Evan Madden-Peister	Operations Manager	10/01/17	MP: Consulting; Consultant/Strategist 03/15-Present

John Mullin | Co-Founder and CEO

John Mullin is a digital and social media expert with an extensive background in B2C, B2B, fashion, trend, lifestyle, music and entertainment marketing. He credits his executive producer role at R/GA Interactive from 2009 to 2014 leading Nike Basketball, and producing projects for Samsung, Mastercard, A&E and a roster of other high profile accounts as a tentpole for his digital experience.

Prior to R/GA, John worked at a number of experiential and OOH agencies including Kinetic Worldwide from 2006 to 2008 and began his career in New York working for Rocawear from 2003 to 2005 and Rocafella Records from 2003 to 2005 where he led marketing efforts for Kanye West's debut album College Dropout.

Prior to founding CHRGR he produced the marketing launch of Beats Music, from 2013 to 2014, later acquired by Apple, and led the creative services team for Twitter Global Business Marketing from 2014 to 2015.

Lucas Hearl | Co-Founder and CCO

Lucas Hearl is a creative with an obsession for motion, film, 3D, design and typography. Bridging his knowledge of design and technology, he has delivered creative executions for companies such as: Google, from 2014 to 2016 Nike from 2009 to 2011, JetBlue from 2012 to 2013, Nokia from 2008 to 2009, MasterCard from 2008 to 2009, L'oreal Paris from 2010 to 2011, Coke from 2011 to 2012 and Prudential from 2013 to 2014.

His career background includes Google Creative Labs, from 2014 to 2016 R/GA Interactive from 2008 to 2011 and Droga 5 from 2013 to 2014.

Prior to founding CHRGR he has produced a myriad of films, sites, apps and VR experiences that have won awards, many helping shape the current digital landscape and crossroads of advertising.

Related party transactions

In the normal course of business, the Company's CEO has advanced funds to the Company to satisfy cash flow needs. The amount due from the Company to the CEO as of December 31, 2017 was $347.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

- **This is effectively a brand-new company.** It has a limited operating history, few or no clients, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that John Mullin can execute it better than his competition, that he can price it right and sell it to enough people that the company will succeed.

- **We have limited operating history, and therefore, we cannot easily assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **The company is controlled by its founder.** John Mullin currently holds the majority of the company's voting stock. Investors in the company may not have the ability to control a vote by the stockholders or the Board.

- **We rely heavily on our manufacturing partners to produce our batteries.** We rely heavily on the skills and expertise of our manufacturing partners. If we lose our manufacturing partners or experience delays in recruiting new manufacturing partners, it could financially affect the company and its business.

- **We rely heavily on our sales team to market and sell our chargers.** We rely heavily on the skills and expertise of our sales team to generate business. If we lose members of our sales team or have delays in recruiting new members to the team, it could financially affect the company and its business.

- **The delivery and quality of the company's primary product is dependent on third parties, including our partner L&C Technology Co., Limited**. The company's primary product is manufactured by our partner whose main design facility is in Guangdong, China. While we provide the technologies and design for the product, we rely on third parties to design and manufacture the products to meet our clients' needs. Difficulties encountered by the manufacturers may result in a poor quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, we may be required to find another supplier, resulting in delays; moreover, we may not be able to find another supplier with the same skills in the battery sector.

- **The company has not filed a Form D for its Crowd Note offering from August 2017.** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

- **Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.** We currently have our product manufactured in China. The current US Administration has indicated a desire to re-negotiate trade deals and potentially impose tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base any part of our manufacturing in the United States

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We do not currently hold any patents at this time. However, we intend to apply for a provisional patent for the integration of NFC and RFID in to the battery to be used as an advertising vehicle, hotel key card, and ski lift or theme park fast pass. There is no guarantee that we will be able to obtain patent protection, which may affect the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

- **We have a number of competitors.** There are a number of companies that provide various phone charging solutions such as charging stations, tethered charging, battery rental or wireless charging. These companies include: GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Although we solely focus on distributing ad paid free-to-keep units with no barriers to charge (such as tethering), our competitions may be able to offer a better charging product at a lower price and obtain a larger catalog of advertising clients. Our business model is primarily dependent on generating more advertising revenue than what we pay to develop and produce our chargers. Due to scale economies in advertising sales, phone charging device competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

- **The company will likely need more money.** The company will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in CHRGR are reflected below:

Beneficial owner	Amount and class of securities held	Percent of voting power
John Mullin	299,026 Shares of Common Stock	64.82%
Lucas Hearl	128,000 Shares of Common Stock	27.75%

Classes of securities of the company

Convertible Notes

Crowd Notes
During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $473,161. The carrying amounts of the notes is $496,819 due to $23,658 of broker compensation paid through issuance of Crowd Notes. Additional cash issuance commissions and fees related to this offering totaled $32,907. All issuance costs incurred have been recorded as offering costs in the statements of

operations, as a maturity date was not estimable. The Crowd Note agreements bear interest at 5% and have no maturity date. $8,306 of interest expense was recognized to the year ended December 31, 2017 and all $8,306 remained unpaid and accrued as of December 31, 2017.

The Crowd Notes are convertible into shares of the Company's preferred stock upon a qualified equity financing. The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

As of December 31, 2017, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

Convertible Notes
During the year ended December 31, 2017, the Company entered into a convertible note agreement in exchange for cash investments totaling $70,000. The convertible note has no maturity date and bears interest at 5%. $2,848 of interest expense was recognized to the year ended December 31, 2017 and all $2,848 remained unpaid and accrued as of December 31, 2017.

The convertible note entered into becomes convertible into shares of the Company's preferred stock. The number of shares the convertible note agreement is convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

In June 2016, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears interest at 10% and matures after a one year term in June 2017. No principal or interest payments are due prior to maturity, and prepayment is not allowed without the noteholder's consent. $1,000 and $583 of interest expense was recognized to the years ended December 31, 2017 and 2016, respectively, and $1,583 and $583 remained unpaid and accrued as of December 31, 2017 and 2016, respectively. The note is secured by all assets of the Company.

Upon the next qualified equity financing of at least $1,000,000 (as further defined in the agreement) the noteholder can elect to either receive cash repayment of the then outstanding principal and accrued interest, or, require the Company to repay 50% of the then outstanding principal balance and convert 50% of the then outstanding principal balance, along with accrued and unpaid interest, into the equity securities issued in the triggering financing at a conversion price equal to the price per share implied by a $1,000,000 pre-money valuation on the Company's fully diluted capitalization.

If the note has not converted at the maturity date, then 50% of the then outstanding principal is due and payable and 50% of the then outstanding principal automatically converts into the number of shares of common stock to provide the note holder with 0.5% of the Company's then outstanding common stock. The noteholder can also elect to convert the cash portion, in lieu of cash payment, into the number of shares of common stock to provide the note holder with an additional 0.1% of the Company's then outstanding common stock.

As of December 31, 2017, the convertible promissory notes had not been converted and remained outstanding in the full principal amount, though maturity has passed. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Common Stock

The following description summarizes important terms of the existing securities of CHRGR and does not provide every detail that may be of interest to investors in this offering The company's Certificate of Amendment to the Certificate of Incorporation, the Certificate of Incorporation and the Bylaws set forth the rights, preferences, privileges, and restrictions relating to the Common Stock.

The Company authorized 1,000,000 shares of common stock at $0.0001 par value. As of December 31, 2017 and 2016, 460,751 and 20,900 shares of common stock were issued and outstanding, respectively.

In March 2017, the Company issued a total of 427,026 shares of common stock to its two co- founders at a price of $0.0001 per share, resulting in proceeds of $43. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest monthly at 1/48 of the total shares for 48 months, commencing March 1, 2015. 302,477 of the shares were vested as of December 31, 2017.

During 2017, the Company's CEO received cash distributions of $53,585 from the Company.

In November 2017, the Company entered into an equity interest grant agreement with an advisor, resulting in the issuance of 12,825 shares of common stock.

In May 2016, the Company entered into a restricted stock purchase agreement with an employee, resulting in the issuance of 20,900 shares of common stock at a purchase price of $0.0001 per share. All shares under this agreement were subject to a timed issuance over an eighteen-month service period, but were issued in 2016 and fully satisfied as of December 31, 2016.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's common stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

None issued at this time.

Transfer Agent

We have selected VStock Transfer, LLC, a SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements have not been reviewed by a CPA and have not been audited.

Financial condition

Results of Operations

Net revenues for the year ended December 31, 2017 were $240,805. Cost of goods sold, which primarily comprise manufacturing costs of our chargers, were $156,839. Operating expenses were $318,254. As a result of the foregoing, we recorded net losses of $304,387.

Plan of Operations and Milestones

The company launched its operations in March 2015. Since launching, the company has become the leading battery provider to the US festival market. Further, in July 2016 the company launched an advertising campaign with Lyft in New York City, NY.

Following the close of its crowdfunding campaign in 2017, the company has added three salaried positions.

Liquidity and Capital Resources, Future Trends

The company was initially capitalized by the co-founders. The company issued a total of 427,026 shares of common stock to the founders. These stock issuances were conducted under terms of restricted stock purchase agreements and IP Assignment Agreement and are subject to vesting terms contingent upon continuous service with the company, which provide the company the right to repurchase unvested shares at the original purchase price. As of the issuance date, March 1, 2015, to December 31, 2017, 302,477 shares had vested.

As of December 31, 2017, we had cash on hand in the amount of approximately $154,466. The company's burn rate was approximately $25,365 per month in the year 2017. The burn rate has been approximately $19,233 per month in 2018 as of the filing of this Form C-AR.

The company has not committed to make any capital expenditures.

Indebtedness

Please see above, "Classes of Securities of the Company," under "Crowd Notes" and "Convertible Notes".

Recent offerings of securities

We have made the following issuances of securities within the last three years: see above, "Classes of Securities of the Company" under "Crowd Notes," "Convertible Notes," and "Common Stock". The Crowd Notes were issued under Regulation CF and 506(c) of Regulation D; proceeds were used for sales and compensation, building scale, marketing costs, and intellectual property. All other offerings were issued under Section 4(a)(2) of the Securities Act of 1933; proceeds were used for general working capital.

REGULATORY INFORMATION

Disqualification
Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Compliance failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding. However, the company is 56 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Mullin
(Signature)

John Mullin
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Mullin
(Signature)

John Mullin
(Name)

CEO
(Title)

6/25/18
(Date)

/s/ Lucas Hearl
(Signature)

Lucas Hearl
(Name)

CCO
(Title)

6/25/18
(Date)

Instructions.

The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



CHRGR
873 Broadway, Suite #305
New York, NY 10003
www.chrgr.com

June 19th, 2018

To Whom It May Concern,

I, John Mullin, certify that the financial statements of Artesian CPA included in this Form are true and complete in all material respects.

John Mullin
CEO, CHRGR

CHRGR, Inc.
A New York Corporation

Financial Statements (Unaudited)
December 31, 2017 and 2016

CHRGR, Inc.

TABLE OF CONTENTS

CHRGR, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 154,466	$ 738
Accounts receivable	51,890	-
Inventory	5,000	5,000
Total Current Assets	211,356	5,738
TOTAL ASSETS	$ 211,356	$ 5,738
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ -	$ 18,607
Accrued expenses	2,833	-
Accrued interest payable	12,737	583
Shareholder loan payable	347	-
Total Current Liabilities	15,917	19,190
Long-Term Liabilities:		
Convertible notes payable	80,000	10,000
Crowd note agreements liability	496,819	-
Total Long-Term Liabilities	576,819	10,000
Total Liabilities	592,736	29,190
Stockholders' Equity (Deficit):		
Common Stock, $0.0001 par, 1,000,000 shares authorized 460,751 and 20,900 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	46	2
Additional paid-in capital	-	53,585
Accumulated deficit	(381,426)	(77,039)
Total Stockholders' Equity (Deficit)	(381,380)	(23,452)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 211,356	$ 5,738

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

-1-

CHRGR, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 240,805	$ 276,980
Costs of net revenues	(156,839)	(140,310)
Gross profit	83,966	136,670
Operating Expenses:		
General & administrative	198,187	20,801
Sales & marketing	120,067	117,709
Total Operating Expenses	318,254	138,510
Loss from operations	(234,288)	(1,840)
Other Income/(Expense):		
Offering costs	(56,565)	-
Interest expense	(13,534)	(583)
Total Other Income/(Expense)	(70,099)	(583)
Provision for income taxes	-	-
Net Loss	$ (304,387)	$ (2,423)

CHRGR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at December 31, 2015	-	$ -	$ 53,585	$ (74,616)	$ (21,031)
Issuance of common stock to employee	20,900	2	-	-	2
Net loss	-	-	-	(2,423)	(2,423)
Balance at December 31, 2016	20,900	$ 2	$ 53,585	$ (77,039)	$ (23,452)
Issuance of common stock to co-founders	427,026	$ 43	-	-	43
Issuance of common stock	12,825	1	-	-	1
Distributions of capital	-	-	(53,585)	-	(53,585)
Net loss	-	-	-	(304,387)	(304,387)
Balance at December 31, 2017	460,751	$ 46	$ -	$ (381,426)	$ (381,380)

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

-3-

CHRGR, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (304,387)	$ (2,423)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(51,890)	-
(Increase)/Decrease in inventory	-	(5,000)
Increase/(Decrease) in accrued interest payable	12,154	583
Increase/(Decrease) in accounts payable	(18,607)	3,661
Increase/(Decrease) in accrued expenses	2,833	-
Net Cash Used In Operating Activities	(359,897)	(3,179)
Cash Flows From Financing Activities		
Advances from/(repayments to) related party	347	(19,575)
Proceeds from issuance of convertible notes payable	70,000	10,000
Proceeds from issuance of crowd note agreements	440,254	-
Offering costs	56,565	-
Proceeds from issuance of common stock	44	-
Distributions paid	(53,585)	-
Net Cash Provided By/(Used In) Financing Activities	513,625	(9,575)
Net Change In Cash	153,728	(12,754)
Cash at Beginning of Period	738	13,492
Cash at End of Period	$ 154,466	$ 738
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 1,380	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Crowd notes issued as broker compensation	$ 23,658	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.
-4-

NOTE 1: NATURE OF OPERATIONS

CHRGR, Inc. (the "Company"), is a corporation organized April 18, 2006 under the laws of New York. The Company was incorporated as JMM04, Inc, and subsequently changed its name to CHRGR, Inc. The Company sells and distributes card sized phone chargers through online sales and lifestyle venues nationwide and serves as an advertising medium providing brand-sponsored mobile battery power.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $51,890 and $0, respectively and no allowances.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $5,000 and $5,000 as of December 31, 2017 and 2016, respectively, consisted of finished goods held for sale. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $321,523 and $59,670 as of December 31, 2017 and 2016, respectively. The Company pays Federal and New York income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26.14% to derive net tax assets of $84,030 and $22,439 as of December 31, 2017 and 2016, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2017 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $304,387 and $2,423 for the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $381,426 as of December 31, 2017. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CROWD NOTES

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $473,161. The carrying amounts of the notes is $496,819 due to $23,658 of broker compensation paid through issuance of Crowd Notes. Additional cash issuance commissions and fees related to this offering totaled $32,907. All issuance costs incurred have been recorded as offering costs in the statements of operations, as a maturity date was not estimable. The Crowd Note agreements bear interest at 5% and have no maturity date. $8,306 of interest expense was recognized to the year ended December 31, 2017 and all $8,306 remained unpaid and accrued as of December 31, 2017.

The Crowd Note agreements convertible into shares of the Company's preferred stock upon a qualified equity financing. The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

As of December 31, 2017, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 5: CONVERTIBLE NOTES PAYABLE

2017 Issuances

During the year ended December 31, 2017, the Company entered into a convertible note agreement in exchange for cash investments totaling $70,000. The convertible note has no maturity date and bears interest at 5%. $2,848 of interest expense was recognized to the year ended December 31, 2017 and all $2,848 remained unpaid and accrued as of December 31, 2017.

The convertible note entered into becomes convertible into shares of the Company's preferred stock. The number of shares the convertible note agreement is convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

2016 Issuances

In June 2016, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears interest at 10% and matures after a one year term in June 2017. No principal or interest payments are due prior to maturity, and prepayment is not allowed without the noteholder's consent. $1,000 and $583 of interest expense was recognized to the years ended December 31, 2017 and 2016, respectively, and $1,583 and $583 remained unpaid and accrued as of December 31, 2017 and 2016, respectively. The note is secured by all assets of the Company.

Upon the next qualified equity financing of at least $1,000,000 (as further defined in the agreement) the noteholder can elect to either receive cash repayment of the then outstanding principal and accrued interest, or, require the Company to repay 50% of the then outstanding principal balance and convert 50% of the then outstanding principal balance, along with accrued and unpaid interest, into the equity securities issued in the triggering financing at a conversion price equal to the price per share implied by a $1,000,000 pre-money valuation on the Company's fully diluted capitalization.

If the note has not converted at the maturity date, then 50% of the then outstanding principal is due and payable and 50% of the then outstanding principal automatically converts into the number of shares of common stock to provide the note holder with 0.5% of the Company's then outstanding common stock. The noteholder can also elect to convert the cash portion, in lieu of cash payment, into the number of shares of common stock to provide the note holder with an additional 0.1% of the Company's then outstanding common stock.

As of December 31, 2017, the convertible promissory notes had not been converted and remained outstanding in the full principal amount, though maturity has passed. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

The Company authorized 1,000,000 shares of common stock at $0.0001 par value. As of December 31, 2017 and 2016, 460,751 and 20,900 shares of common stock were issued and outstanding, respectively.

In March 2017, the Company issued a total of 427,026 shares of common stock to its two co-founders at a price of $0.0001 per share, resulting in proceeds of $43. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest monthly at 1/48 of the total shares for 48 months, commencing March 1, 2015. 302,477 of the shares were vested as of December 31, 2017.

During 2017, the Company's CEO received cash distributions of $53,585 from the Company.

In November 2017, the Company entered into an equity interest grant agreement with an advisor, resulting in the issuance of 12,825 shares of common stock.

In May 2016, the Company entered into a restricted stock purchase agreement with an employee, resulting in the issuance of 20,900 shares of common stock at a purchase price of $0.0001 per share. All shares under this agreement were subject to a timed issuance over an eighteen-month service period, but were issued in 2016 and fully satisfied as of December 31, 2016.

NOTE 7: RELATED PARTIES

In the normal course of business, the Company's CEO has advanced funds to the Company to satisfy cash flow needs. The amount due from the Company to the CEO as of December 31, 2017 was $347.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. We have adopted the new standard effective January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.